Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended
	Sept. 25,	Sept. 26,
	2010	2009
Earnings[1]	$11,999	$3,294

Adjustments:
Add — Fixed charges	135	94
Subtract — Capitalized interest	(95)	(54)

Earnings and fixed charges (net of capitalized interest)	$12,039	$3,334

Fixed charges:
Interest[2]	$—	$1
Capitalized interest	95	54
Estimated interest component of rental expense	40	39

Total	$135	$94

Ratio of earnings before taxes and fixed charges, to fixed charges	89	35

[1]	After adjustments required by Item 503 (d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of operations is not included.